SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SemiLEDs Corporation

(Name of Issuer)

Common Stock, par value $0.0000056 per share

(Title of Class of Securities)

816645 204

(CUSIP Number)

Trung T. Doan

SemiLEDs Corporation

3F, No.11 Ke Jung Rd., Chu-Nan Site,

Hsinchu Science Park, Chu-Nan 350,

Miao-Li County, Taiwan, R.O.C.

+886-37-586788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D/A

CUSIP No. 816645 204			Page 1 of 5

1	NAMES OF REPORTING PERSONS
Trung T. Doan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America.

	7	SOLE VOTING POWER
534,639 (a)

	8	SHARED VOTING POWER
NUMBER OF SHARES		0
BENEFICIALLY
OWNED BY EACH
SOLE DISPOSITIVE POWER
REPORTING PERSON	9

WITH		534,639 (a)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
534,639

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE			☐
12	INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.57%(b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

_____________________________________

(a)Includes 127,141 shares of the Issuer’s Common Stock owned directly by The Trung Doan 2010 GRAT, of which the Reporting Person is the sole trustee and 66,667 shares of the Issuer’s Common Stock issuable to the Reporting Person upon conversion of that certain convertible unsecured promissory note described under Item 4.

(b)Based on the sum of (i) 3,772,990 shares of Common Stock outstanding as of April 6, 2020 reported on the most recently filed periodic report on Form 10-Q of SemiLEDs Corporation for the quarter ended February 29, 2020; plus (ii) 66,667 Shares into which the Note may be converted.

13D/A

CUSIP No. 816645 204	Page 2 of 5

Explanatory Note

The Reporting Person (as defined below) previously filed a Schedule 13G on February 14, 2011, as amended on February 7, 2013, February 2, 2014, February 11, 2015, February 2, 2016 and January 25, 2017, to report his beneficial ownership of the common stoc, par value $0.0000056 per share (the “Common Shares”), of SemiLEDs Corporation, a Delaware corporation (the “Issuer”). As a result of the issuance of the Convertible Unsecured Promissory Note, dated December 10, 2019, between the Reporting Person and the Issuer, filed as Exhibit 1.1 hwewro (the “Note”), the Reporting Person may be deemed to have beneficially acquired more than an additional 2% of the outstanding Common Shares. Pursuant to Section 13(d) of the Act, this Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2020 by the Reporting Persons with respect to the Common Stock of SemiLEDs Corporation, a Delaware corporation, beneficially owned by the Reporting Persons.

Item 1. Security and Issuer

This Statement relates to the Common Shares of the Issuer, whose principal executive offices are located at 3F, No.11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by the following person (the “Reporting Person”):

(i)	Trung T. Doan, a U.S. citizen.

All disclosures herein with respect to the Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)

The address of the principal business and office of the Reporting Person is c/o SemiLEDS Corporation, 3F, No. 11 Ke Jung Rd., Chu-Nan Site Hsinchu Science Park, Chu-Nan 350 Miao-Li County, Taiwan, R.O.C.

(c)	The Reporting Person is a citizen of the United States and is the Chairman and the Chief Executive Officer of the Issuer.

(d)

– (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not Applicable

Item 3. Source and Amount of Funds or Other Consideration

On December 10, 2019, the Issuer issued the Note to the Reporting Person with a principal sum of $500,000.00 and an annual interest rate of 3.5%. The outstanding principal and unpaid accrued interest of the Note may be converted into the Issuer’s Common Shares based on a conversion price of $3.00 per share, at the option of the Reporting Person any time from the date of the Note. The Reporting Person purchased the Note using personal funds. On May 26, 2020, the Reporting Person converted $300,000 of the Note into 100,000 shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Person entered into the Note with the Issuer as reported herein solely for investment purposes and to provide working capital to the Issuer.

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

The Note

On December 10, 2019, the Issuer issued to the Reporting Person the Note with a principal sum of $500,000.00 and an annual interest rate of 3.5% under which, the outstanding principal and unpaid accrued interest of the Note may be converted into the Company’s Common Shares based on a conversion price of $3.00 per share, at the option of the Reporting Person any time from the date of the Note. The principal and accrued interest shall be due on demand by the Reporting Person on and at any time after May 30, 2021.

The foregoing description of the Note is qualified in its entirety by reference to the Note, which is filed as Exhibit 1.1 hereto and incorporated by reference into this Item 4.

13D/A

CUSIP No. 816645 204	Page 3 of 5

(b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries:

None.

(c)A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries:

None.

(d)Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer:

None.

(f) Any other material change in the Issuer’s business or corporate structure:

None.

(g)Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

None.

(h)Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None.

(i)A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act:

None.

(j) Any action similar to any of those enumerated above:

Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change his plans or proposals in the future. In determining from time to time whether to convert the Note into Common Shares or sell or purchase the Issuer’s Common Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as he deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

13D

CUSIP No. 816645 204	Page 4 of 5

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person beneficially owns the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 534,639 shares (14.17%), including 127,141 shares by The Trung Doan 2010 GRAT (“The “GRAT”).

(b)	The Reporting Person has sole power to vote the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 534,639 shares (13.57%), including 127,141 shares by the GRAT.

The Reporting Person has sole power to direct the disposition of the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 534,639 shares (13.57%), including 127,141 shares by the GRAT.

The Reporting Person has shared power to vote the disposition of the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 0 (0%)

The Reporting Person has shared power to direct the disposition of the following amount of the Issuer’s Common Shares:

(i)	Trung T. Doan: 0 (0%)

(c)	The Reporting Person has engaged in transactions in the Issuer’s Common Shares in the past 60 days as follows: See Item 4 above.

(d)	Not applicable.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person hereby references the disclosures contained in Item 4 of this Schedule 13D/A regarding the Note.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1.1	Convertible unsecured promissory note issued December 10, 2019 to Trung Doan (incorporated by reference from Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on December 11, 2019.

13D/A

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2020

/s/ Trung T. Doan

TRUNG T. DOAN